Exhibit 10.2

Bruce Haase

Dear Bruce:

We are pleased to offer you employment with Extended Stay of America, Inc. (“ESA”) and on the following terms:

Position:	President and Chief Executive Officer of ESA. You will also be the President and Chief Executive Officer of ESH Hospitality, Inc. (“ESH”). On the Effective Date, you will be appointed to the Board of Directors of ESA.

Effective Date:	November 22, 2019.

Reporting to:	The Boards of Directors of ESA and ESH (the “Boards”).

Base Compensation:

For the period commencing on the Effective Date and ending on December 31, 2021, cash compensation at the rate of $100,000 per annum to be paid in accordance with ESA’s normal payroll practices.

As of December 2, 2019, you will be granted restricted stock units (“RSUs”) in respect of 175,000 Paired Shares (as defined in the LTIP) under the terms of the Amended and Restated ESA Long-Term Incentive Plan (the “LTIP”). The RSUs will vest in respect of 7,000 Paired Shares on the last day of each calendar month beginning on December 2, 2019 and ending on December 31, 2021, subject to your continued service on each vesting date. Each of the RSUs that have become vested shall be settled in Paired Shares, in each case, on the earlier of (x) your termination of employment for any reason, (y) a Change in Control (as such term is defined in the LTIP), but only if such Change in Control constitutes a “change in the ownership or effective control of” or a “change in the ownership of a substantial portion of the assets of” of the Company within the meaning of Section 409A of the Internal Revenue Code (the “Code”) which shall be interpreted in a consistent manner in accordance with the definition of a “change in control” under Code Section 409A, or (z) the 15th day of March in calendar year 2022.

If your employment is terminated by ESA without Cause (as defined in the LTIP) before the last day of a calendar month, then the 7,000 RSUs applicable to that given month will vest on a pro rata basis through your termination date.

You and the Boards shall discuss the form and amount of your base compensation for periods following December 31, 2021.

Annual Bonus Eligibility:	You will not be eligible for ESA’s annual bonus plan in respect of any period prior to December 31, 2021.

Sign-On Equity Grant:

As soon as reasonably practicable after the Effective Date, pursuant to the LTIP, you will be granted time-vesting RSUs in respect of 100,000 Paired Shares, which shall vest pro-rata on each of the first three anniversaries of the Effective Date, subject to your continued service on each vesting date. In the first quarter of 2020, you will be granted performance-vesting RSUs in respect of 100,000 Paired Shares, which will vest on the basis of the same performance metrics applicable to the awards granted to the other senior executives of ESA at the same time.

If, within 24 months following a Change in Control, your employment is terminated by ESA without Cause (as defined in the LTIP) or by you for Good Reason (as defined in the Severance Plan and amended herein), then the RSUs will become fully vested (with the performance RSUs vesting at the target level of performance).

Annual Equity Grants:	Commencing in 2021, you will be eligible for equity grants pursuant to the LTIP in amount determined by the Boards or the Compensation Committees thereof and shall be granted in such form as is consistent with those applicable to the equity awards granted to the other senior executives of ESA.

Treatment of Prior Equity Awards and Director Quarterly Fees:	Any equity awards that were previously granted to you will continue to vest in accordance with its terms. Any quarterly fees that you are owed for services as a director of ESH prior to the Effective Date shall be paid in cash on a pro-rated basis based on the date on which your employment commences.

Benefits/Vacation:	You will be eligible to participate in ESA’s benefit plan(s) and ESA will provide you with an opportunity to obtain life insurance as mutually agreed. You will be eligible for vacation in accordance with ESA’s policy.

Severance:	You will become a participant in ESA’s Executive Severance Plan (the “Severance Plan”) and by execution of this offer letter, this offer letter shall constitute your Participation Agreement (as defined in the Severance Plan) effective as of the Effective Date by which you agree to be bound by and subject to all of the terms and conditions of the Severance Plan; provided, however, that the cash severance benefit you will be entitled to if you experience a Qualifying Termination (as defined in the Severance Plan), on or before December 31, 2021, will be $2,700,000 through December 31, 2021 and thereafter as mutually agreed to with the Boards, subject to your execution and non-revocation of a Release Agreement (as defined in the Severance Plan). If you experience a Qualifying Termination after December 31, 2021, your severance amount will be 150% of your “base compensation” as agreed between you and the Boards and if there is no agreement on your base compensation, the amount shall be no less than $2,700,000.

Under the definition of Good Reason under the Severance Plan, for the period commencing after December 31, 2021, a “material diminution in Participant’s base salary” will be replaced with a “material diminution in the total value of Participant’s annual Base Compensation (i.e., 7,000 x 12 x ESA’s closing share price on December 2, 2019 plus $100,000)”, unless the parties mutually agree in writing otherwise.

Upon a termination of your employment with ESA, at the request of the Boards, you will resign as a director of ESA and ESH.

Restrictive Covenants:	You will be subject to the covenants and other provisions contained in Section 6 of ESA’s Executive Severance Plan.

Survival of ESH Director Agreements:	Your rights under any agreements entered into relating to your services as a director of ESH shall survive the execution of this offer letter and remain in full force and effect.

Dispute Resolution/Governing Law:	This offer letter shall be governed by the laws of Delaware. Any dispute, controversy or claim between that arises out of or relates to this offer letter, your employment with ESA, or any termination of such employment, shall be determined by final, binding, and confidential arbitration held and conducted by JAMS, Inc. (“JAMS”), under its then-applicable JAMS Employment Arbitration Rules and Procedures. The arbitrator’s fees and any filing and administrative fees and costs owed will be divided equally between you and ESA.

Section 280G Cutback:	To the extent that you would otherwise be eligible to receive a payment or benefit pursuant to the terms of this offer letter or any equity compensation or other agreement with ESA or any subsidiary or otherwise in connection with, or arising out of, your employment with ESA or a change in ownership or effective control of ESA or of a substantial portion of its assets (any such payment or benefit, a “Parachute Payment”), that is determined would be subject to excise tax imposed by Code Section 4999 (the “Excise Tax”), then ESA shall pay you whichever of the following two alternative forms of payment would result in your receipt, on an after-tax basis, of the greater amount of the Parachute Payment notwithstanding that all or some portion of the Parachute Payment may be subject to the Excise Tax: (1) payment in full of the entire amount of the Parachute Payment (a “Full Payment”), or (2) payment of only a part of the Parachute Payment so that you receive the largest payment possible without the imposition of the Excise Tax (a “Reduced Payment”). The parties agree that you are not entitled to any tax gross ups under any circumstances in relation to any Parachute Payments under Code Section 280G.

Treatment under Code Section 409A:	The intent of the parties is that payments and benefits under this offer letter comply with or are exempt from Code Section 409A and the regulations and guidance promulgated thereunder and, accordingly, to the maximum extent permitted, this offer letter shall be interpreted to be exempt from Section 409A or in compliance therewith, as applicable.

By signing below in accepting this offer set forth in this offer letter, you represent, warrant and agree that (i) you are not subject to any contract, arrangement, policy or understanding, or to any statute, governmental rule or regulation, that in any way limits your ability to enter into and fully perform the your obligations under this offer letter, (ii) you are not otherwise unable to enter into and fully perform your obligations under this offer letter, (iii) you are not in default under, or in breach of, any agreement requiring you to preserve the confidentiality of any information, client lists, trade secrets or other confidential information or agreements not to compete or interfere with any prior employer including, but not limited to, any employment agreement, and (iv) neither the execution and delivery of this offer letter nor the performance by you of your obligations hereunder will conflict with, result in a breach of, or constitute a default under, any confidentiality or non-competition agreement or any employment agreement to which you are a party or to which you may be subject and during your employment with ESA you will preserve the confidentiality of all information with respect to which you have an obligation of confidentiality to any other person. In the event of a breach of any representation or covenant in this paragraph, ESA may terminate this offer letter and your employment with ESA without any liability to you and you shall indemnify ESA for any liability it may incur as a result of any such breach.

Your employment with ESA will be “at will” meaning that it can be terminated with or without cause, and with or without notice, at any time, at the option of either ESA or you, except as otherwise prohibited by law. The terms of this offer letter, therefore, do not and are not intended to create either an expressed and/or implied contract of employment with ESA.

If the terms set forth in this offer letter are acceptable to you, please sign below where indicated and return an executed version to me.

Please feel free to contact me if you have any questions.

Sincerely,

/s/ Christopher Dekle
Christopher Dekle
General Counsel and Corporate Secretary

Agreed and Accepted this 21 day of November, 2019

/s/ Bruce Haase

Bruce Haase